UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CrowdChayne, Inc.

Legal status of issuer

>***Form***
>Corporation

>***Jurisdiction of Incorporation/Organization***
>Delaware

>***Date of organization***
>February 21, 2020

Physical address of issuer
1120 Old Country Rd, Suite 203, Plainview, NY 11803

Website of issuer
www.crowdchayne.com

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$244,968.93	$336,668.89
Cash & Cash Equivalents	$244,968.93	$336,668.89
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$81,678.54	$76,315.81
Cost of Goods Sold	$99,176.08	$80,310.00
Taxes Paid	$0.00	$0.00
Net Income	-$45,705.00	-$27,907.00

April 28, 2023

FORM C-AR

CrowdChayne, Inc.



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by CrowdChayne, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.crowdchayne.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

CrowdChayne, Inc. (the "Company") is a Delaware Corporation, formed on February 21, 2020.

The Company is located at 1120 Old Country Rd, Suite 203, Plainview, NY 11803.

The Company's website is www.crowdchayne.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

We provide crowdfunding marketing services for startup companies looking for investors. We provide a curated gateway for investors to find investments in our network. We charge a flat fee based on the level of outreach for each crowdfunding campaign as well as add-on fees for marketing and business consulting services which our clients pay upon receipt of our services.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup Company and our business model currently focuses on [fill in focus and cash requirements] rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately [FILL IN], assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;

* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

* The rate of progress and cost of development activities;

* The need to respond to technological changes and increased competition;

* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

* Sales and marketing efforts to bring these new product candidates to market;

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on February 21, 2020. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining

personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We plan to implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could

cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by contracting with a third party that currently handles our data and sensitive information. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Frank Cid who are CEO of the Company. The Company has or intends to enter into employment agreements with Frank Cid although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Frank Cid or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Frank Cid in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Frank Cid die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

Business development corporations are subject to the Investment Company Act of 1940.

The Investment Company Act of 1940, as amended (1940 Act), imposes numerous constraints on the operations of business development corporations (BDC's). For example, BDC's are required to invest at least 70% of their total assets in qualifying assets, primarily securities of "eligible portfolio companies" (as defined under the 1940 Act), cash, cash equivalents, U.S. government securities, and other high quality debt investments that mature in one year or less. Our regulatory requirements may hinder our ability to take advantage of attractive investment opportunities and, as a result, achieve our investment objective. In addition, we rely upon several exemptive orders from the SEC permitting us to consolidate our financial reporting and operate our business as presently conducted. Our failure to satisfy the conditions set forth in those exemptive orders could result in our inability to rely upon such orders or to cause the SEC to revoke the orders which could result in material changes in our financial reporting or the way in which we conduct our business. Furthermore, any failure to comply with the requirements imposed on BDC's by the 1940 Act could have material adverse consequences to us or our investors, including possible enforcement action by the SEC and the possible loss of our ability to qualify as a RIC that is exempt from corporate-level income tax under the Code. If we do not remain a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would further significantly decrease our operating flexibility.

We are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law on July 21, 2010. The Dodd-Frank Act significantly changes federal financial services regulation and affects, among other things, the lending, deposit, investment, trading, and operating activities of financial institutions and their holding companies. The Dodd-Frank Act requires extensive rulemaking by various regulatory agencies. The Dodd-Frank Act rulemaking process is ongoing and any changes resulting from such process, as well as any other changes in the laws or regulations applicable to us more generally, may negatively impact the profitability of our business activities, require us to change certain of our business practices, materially affect our business model, limit the activities in which we may engage, affect retention of key personnel, require us to raise additional regulatory capital, increase the amount of liquid assets that we hold, otherwise affect our funding profile or expose us to additional costs (including increased compliance costs). Any such changes may also require us to invest significant management attention and resources to make any necessary changes and may adversely affect our ability to conduct our business as previously conducted or our results of operations or financial condition. As such, we cannot predict and may not be able to anticipate all the effects of the Dodd-Frank Act on our financial condition or operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.
We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.

The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions[, such as our issuing banks, for compliance]. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

We are subject to the CFPB's jurisdiction, including its enforcement authority, as a [enter company function]. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Our earnings may decrease because of changes in prevailing interest rates.

Our profitability is directly affected by changes in prevailing interest rates. The following are certain material risks we face related to changes in prevailing interest rates:

* an increase in prevailing interest rates could generate an increase in delinquency, default and foreclosure rates resulting in an increase in both operating expenses and interest expense and could cause a reduction in the value of our assets;

* an increase in prevailing interest rates could adversely affect our loan originations volume because refinancing an existing loan would be less attractive for homeowners and qualifying for a purchase money loan may be more difficult for consumers;

* an increase in prevailing interest rates would increase the cost of servicing our outstanding debt, including our ability to finance servicing advances and loan originations;

* a decrease in prevailing interest rates may increase prepayment speeds causing our servicing fees to decline more rapidly than anticipated and we may record a decrease in the value of our MSRs;

* a decrease in prevailing interest rates may lead to higher compensating interest expense and increased amortization expense as we revise downward our estimate of total expected income as

prepayment speeds increase; and a decrease in prevailing interest rates could reduce our earnings from our custodial deposit accounts.

Fluctuations in interest rates could negatively affect transaction volume.

All personal and nearly all small business loans facilitated through our marketplace are issued with fixed interest rates, and education and patient finance loans facilitated by our platform are issued with fixed or variable rates, depending on the type of loan. If interest rates rise, investors who have already committed capital may lose the opportunity to take advantage of the higher rates. Additionally, potential borrowers could seek to defer loans as they wait for interest rates to settle, and borrowers of variable rate loans through may be subject to increased interest rates. If interest rates decrease after a loan is made, borrowers through our marketplace may prepay their loans to take advantage of the lower rates. Investors through our marketplace would lose the opportunity to collect the above-market interest rate payable on the corresponding loan and may delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce our loan originations, which may adversely affect our business.

As a registered investment advisor, our failure to comply with investment guidelines set by our clients or the provisions of the management agreement and other agreements to which we are a party could result in damage awards against us and a loss of assets under management (AUM), either of which could have an adverse effect on us.

As an investment adviser, each Adviser has a fiduciary duty to its clients. When clients retain an adviser to manage assets on their behalf, they may specify certain guidelines regarding investment allocation and strategy that such adviser is required to observe in the management of its portfolios. In addition, such adviser is required to comply with the obligations set forth in the management agreements and other agreements to which it is a party. Although each adviser utilizes procedures, processes and the services of experienced advisors to assist it in adhering to these guidelines and agreements, we cannot assure you that such precautions will protect us from potential liabilities. An adviser's failure to comply with these guidelines or the terms of these agreements could have a material adverse effect on us.

Negative public opinion could damage our reputation and adversely affect our business.

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including [lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities]. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our business depends on our ability to successfully manage our credit risk, and failing to do so may result in high charge-off rates.

Our success depends on our ability to manage our credit risk while attracting new customers with profitable usage patterns. We select our customers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques that are designed to set terms and credit limits to appropriately compensate us for the credit risk we accept, while encouraging customers to use their available credit. The models and approaches we use to manage our credit risk may not accurately predict future charge-offs for various reasons discussed in the preceding risk factor. There can be no assurance that our credit underwriting and risk management strategies will enable us to avoid high charge-off levels or delinquencies, or that our allowance for loan losses will be sufficient to cover actual losses.

Our collection operations may not compete effectively to secure more of customers' diminished cash flow than our competitors. In addition, we may not identify customers who are likely to default on their payment obligations to us and reduce our exposure by closing credit lines and restricting authorizations quickly enough, which could have an adverse effect on our business. Our ability to manage credit risk also may be adversely affected by legal or regulatory changes (such as bankruptcy laws and minimum payment regulations) and collection regulations, competitors' actions and consumer behavior, as well as inadequate collections staffing, techniques, models and performance of vendors such as collection agencies.

Our microlending loan book exposes us to credit risk and our allowance for doubtful finance loans receivable may not be sufficient to absorb future write-offs.

The majority of our microlending finance loans made are for a period of six months or less and we are in the process of determining and understanding the impairment risk of the book. We have created an allowance for doubtful finance loans receivable related to this book. However, this is a new allowance and management considered factors including the period of the loan outstanding, creditworthiness of the customers and the past payment history and trends of our established lending book. We consider this policy to be appropriate taking into account factors such as historical bad debts, current economic trends and changes in our customer payment patterns. However, additional allowances may be required should the ability of our customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these finance loan receivables, including on-going evaluation of the creditworthiness of each customer.

Our epay and money transfer businesses may be susceptible to fraud and/or credit risks occurring at the retailer and/or consumer level, which could adversely affect our business.

We contract with retailers that accept payment on our behalf, which we then transfer to a trust or other operating account for payment to content providers. In the event a retailer does not transfer to us payments that it receives for prepaid content sales, whether as a result of fraud, insolvency, billing delays or otherwise, we are responsible to the content provider for the cost of the product sold. We can provide no assurance that retailer fraud or insolvency will not increase in the future or that any proceeds we receive under our credit enhancement insurance policies will be adequate to cover losses resulting from retailer fraud, which could have a material adverse effect on our business, financial condition and results of operations.

Hedging instruments often involve counterparty risks and costs.

We will be subject to credit risk with respect to our counterparties to the derivative contracts (whether a clearing corporation in the case of exchange-traded instruments or our hedge counterparty in the case of uncleared over-the-counter instruments) and other instruments entered into directly by us or held by special purpose or structured vehicles in which we invest. Counterparty risk is the risk that the other party in a derivative transaction will not fulfill its contractual obligation. Changes in the credit quality of our counterparties with respect to their derivative transactions may affect the value of those instruments. By entering into derivatives, we assume the risk that these counterparties could experience financial hardships that could call into question their continued ability to perform their obligations. As a result, concentrations of such derivatives in any one counterparty would subject our funds to an additional degree of risk with respect to defaults by such counterparty.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We may face competition from other companies that offer smart card technology, other innovative payment technologies and payment processing, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

Our primary competitors in the payment processing market include other independent processors, as well as financial institutions, independent sales organizations, and, potentially card networks. Many of our competitors are companies who are larger than we are and have greater financial and operational resources than we have. These factors may allow them to offer better pricing terms or incentives to customers, which could result in a loss of our potential or current customers or could force us to lower our prices as well. Either of these actions could have a significant effect on our revenues and earnings.

In addition to competition that our system faces from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low cost bank accounts, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by most of the major card companies such as Visa, MasterCard, JCB and American Express. Also, governments and financial institutions are, to an increasing extent, implementing general-purpose reloadable prepaid cards as a low-cost alternative to provide financial services to the unbanked population. Moreover, while we see the acceptance over time of using a mobile phone to facilitate financial services as an opportunity, there is a risk that other companies will be able to introduce such services to the marketplace successfully and that customers may prefer those services to ours, based on technology, price or other factors.

If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed.

Our payment processors and disbursement partners have experienced service outages or an inability to connect with our processing systems and this may reoccur in the future. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, our liquidity could be harmed and we may not meet our capital requirements. We do not directly access the ACH system or payment card networks such as Visa and MasterCard, which systems enable our acceptance of bank account-funded transactions, credit cards and debit cards. As a result, we rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the payment card or ACH networks, or if our payment processors or disbursement partners were unable to access the payment card or ACH networks, our business would be harmed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

We provide crowdfunding marketing services for startup companies looking for investors. We provide a curated gateway for investors to find investments in our network. We charge a flat fee based on the level of outreach for each crowdfunding campaign as well as add-on fees for marketing and business consulting services which our clients pay upon receipt of our services.

Business Plan

We are a professional services company, providing management business consulting, technology, and outsourcing services to clients across a broad range of industries. We operate throughout the U.S. with one common brand and business model designed to enable us to provide clients around the world with the same high level of service. Drawing on a combination of industry and functional expertise, technology capabilities and alliances, and our delivery resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable value for their customers and stakeholders. Our solutions help clients raise much-needed capital to ensure business outcomes and enhance shareholder value by defining and executing industry-specific strategies enabled by their technologies or services. We bring together our capabilities in business strategy, technology strategy, and operations/functional strategy to help early-stage and start-up management teams shape and execute their objectives, focusing on issues related to digital disruption, competitiveness, global operating models, and talent and leadership. We provide a range of strategy services focused on areas such as finance and enterprise performance; mergers and acquisitions; operations; sales and customer service; sustainability; and talent and organization to help improve our client's productivity and performance.

History of the Business

Initially, we were pursuing a FINRA broker-dealer license. We are no longer pursuing this avenue and will focus on a flat fee revenue model for our marketing and consulting services.

The Company's Products and/or Services

Product / Service	Description	Current Market
Crowdfunding marketing	CrowdChayne aims to be one of the foremost crowdfunding marketing networks with a focus on bringing the best start-up and crowdfunding projects to our network of investors. We provide the platform. Investors provide the funding. Businesses get the support. Together, we're growing our communities and our economies, funding start-up initiatives, powering new industries, and creating new jobs.	According to Statista.com the US equity crowdfunding markets currently stands at roughly $780mm. Statisitics are showing the market will only grow bigger in the coming years. Our Customers are the companies that ar elooking to raise capital. Our users are the investors that will join our platform.

We plan to sell our social media marketing services. We will create content that will be relevant to the investors on our network so that they can make educated decisions when it comes time to invest in the companies we bring them.

We will offer our content through our website www.crowdchayne.com as well as create partnerships with other online marketers and influencers to bring our campaigns to the public. It is possible that in the future we may use third party referral services but as of now we will grow through a grass roots effort via social media such as Twitter, Instagram, Facebook and Google.

Competition

The Company's primary competitors are Our competitors are Wefunder, CrowdfundX, Republic and any portal focusing on the crowdfunding space.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and the ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

Our customers are any companies or any individual with an idea that wants to raise capital.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1120 Old Country Rd, Suite 203, Plainview, NY 11803

The Company has the following additional addresses:

The Company conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Frank Cid

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sole Director & CEO, Inception to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sole Director & CEO, Inception to Present Mr. Cid has worked in investment banking for over 25 years completing a wide variety of middle-market capital formation and advisory transactions in numerous industries. These involve both privately held and publicly traded companies. Mr. Cid is sector agnostic when it comes to raising capital. He works with pre-revenue startups as well as Nano-cap, and micro-cap publicly listed companies. Mr. Cid is the CEO of CrowdChayne Inc a startup crowdfunding marketing Network. We will build CrowdChayne to be one of the foremost crowdfunding marketing networks with a focus on bringing the best start-up and crowdfunding projects to our network. With a highly motivated staff and experienced bankers, we will join traditional investment banking with the ideals of a technology company in order to help companies connect to our network of investors. With our contacts and experience, we will curate more deals faster and focus on deals that will execute exits so that our network of investors can be profitable in their transactions faster and be able to invest with confidence knowing we have done the important work that comes with a successful deal. Mr. Cid is also the founder and CEO of Monolith Capital Group. Monolith was in the process of registering an NMA with FINRA to become a broker-dealer focused on investment banking and corporate debt. We have since decided to drop this NMA. Monolith Capital Group will be pursuing becoming an RIA. Mr. Cid is no longer registered with FINRA. Prior to founding CrowdChayne Inc Mr. Cid was registered at CBC Securities. Mr. Cid was a registered representative at Joseph Stone Capital from October 9th, 2019 to March 9th, 2020. Prior to that Mr. Cid was a registered rep with Richard James and Associates from January 25th, 2019 to October 7th, 2019. From March 24th, 2016 to January 24th, 2019 Mr. Cid was a registered rep at Craft Capital Management in NYC.

Mr. Cid has over 13 years of experience as a registered rep having passed the exams for his series 7 and 63 licenses at Gunn Allen Financial in NYC.

Education

Mr. Cid Graduated in 1995 from Midwood High School in Brooklyn NY. Immediately after graduating Mr. Cid began working for a discount brokerage house Marsh Block. From there he began to learn how the process for raising equity for private companies and establishing his now long-standing relationships with Money Managers, Investment Banking firms and Broker Dealers on Wall Street. Since 1995 Mr. Cid has worked in the Capital Markets independently only stepping away to start a Real Estate investment business with his wife after the financial crisis of 2008. Mr. Cid has helped to fund hundreds of companies from the start-up stage and has a working knowledge of taking a company from the early seed stages all the may to an exit whether that be a buy out or an IPO.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in Nassau County, NY.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	56,072,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Units of Common Stock	422,000	$105,000.00	General working capital, R&D, and general marketing.	May 21, 2020	Regulation CF

Ownership

A majority of the Company is owned by a Mr. Frank Cid.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Frank Cid	55.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We are a pre-revenue company and our primary expenses consist of the following: Start up cost, Technology cost, and operating expemses. We do not anticipate generating revenue until The 1st quarter of 2021.

The Company intends to [achieve/maintain/improve] profitability in the next 12 months by: 1- Increasing the customer base by expanding marketing efforts. 2- Reducing operating costs by optimizing processes and automating tasks. 3- Diversifying revenue streams by adding new services or expanding into new markets. 4- Monitoring financial performance regularly. 5- Staying up-to-date with industry trends to stay competitive. We believe a combination of these steps can help CrowdChayne achieve, maintain, or improve profitability.

Liquidity and Capital Resources

On May 21, 2020 the Company conducted an offering pursuant to Regulation CF and raised $105,000.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
On May 21, 2020 the Company conducted an offering pursuant to Regulation CF and raised $105,000. The founder, Mr. Frank Cid has been and will continue to provide necessary funding.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

Certain of the Company's covered persons have been Bad Actors as further described below. Mr. Cid was barred from FINRA Membership or Association. Please refer to FINRA Letter of Acceptance, Waiver, and Consent attached to this form C-AR as Exhibit B.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Francis Cid
(Signature)

Francis Cid
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Frank Cid
(Signature)

Frank Cid
(Name)

Sole Director & CEO
(Title)

4/28/2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Frank Cid, being the founder of CrowdChayne, Inc., a Corporation (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Frank Cid
(Signature)

Frank Cid
(Name)

Sole Director & CEO
(Title)

4/28/2023
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   FINRA Letter

EXHIBIT A

Financial Statements

Exhibit B

FINRA Letter

Financial Statements

EXHIBIT A

Financial Statements

CROWDCHAYNE, INC.

FINANCIAL STATEMENTS
(Unaudited)

FOR THE PERIOD ENDED DECEMBER 31, 2022

CROWDCHAYNE, INC.

TABLE OF CONTENTS

CROWDCHAYNE, INC.

BALANCE SHEETS -
(Unaudited)
DECEMBER 31, 2022
& 2021

CURRENT ASSETS	2022	2021
Cash	$89,008.93	$336,668.89
Total Current Assets	$155,960.00	$336,668.89
Total Assets	$244,968.93	$336,668.89

LIABILITIES AND EQUITY

STOCKHOLDERS' EQUITY		
Common stock, $.0001 par value; 56,072,000 shares authorized, issued and outstanding, at stated value	$5,607.00	$5,607.00
Additional paid in capital.	$105,458.00	$105,458.00
Accumulated deficit	$45,707.00	$27,907.00
Total Stockholders' Equity	$65,358.00	$83,157.00
Total Liabilities and Stockholders' Equity	$65,358.00	$83,157.00

CROWDCHAYNE, INC.
STATEMENT OF OPERATIONS - UNAUDITED
FOR THE PERIOD OF DECEMBER 31, 2022 AND 2021

	2022	2021
REVENUE	$81,678.54	$76,315.81
OPERATING EXPENSES:		
Portal fee	0	0
Insurance expense	4,000	4,000
Technology fees	6,000	6,235
Professional fees	1,332.46	13,544
Advertising costs	2,000	2,000
Freelance services	50,220	35,750
Office expense	27,405.99	13418
Web hosting	1000	1000
Printing & reproduction	0	0
Bank fees	500	500
Meals & entertainment	6,717.63	3863
Total Operating Expenses	99,176.08	80,310
OPERATING LOSS	-17,798	-3,994
OTHER INCOME	0	0
NET LOSS	$45,705	$27,907

CROWDCHAYNE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY- UNAUDITED
FOR THE PERIOD OF January 1, 2021 TO DECEMBER 31, 2021

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE - BEGINNING OF YEAR	$0.00	$0.00	$0.00	$0.00
NET LOSS/Net Profit	$0.00	$0.00	-$27,908.00	-$27,908.00
STOCKHOLDERS' CONTRIBUTIONS	$5,607.00	$105,458.00	$0.00	$111,065.00
LESS: STOCKHOLDERS' DISTRIBUTIONS	$0.00	$0.00	$0.00	$0.00
BALANCE - END OF YEAR	$5,607.00	$105,458.00	-$27,908.00	$83,157.00

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY- UNAUDITED
FOR THE PERIOD OF January 1, 2022 TO DECEMBER 31, 2022

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE - BEGINNING OF YEAR	$0.00	$0.00	$0.00	$0.00
NET LOSS/Net Profit	$0.00	$0.00	-$45,705.00	-$45,705.00
STOCKHOLDERS' CONTRIBUTIONS	$5,607.00	$105,458.00	$0.00	$111,065.00
LESS: STOCKHOLDERS' DISTRIBUTIONS	$0.00	$0.00	$0.00	$0.00
BALANCE - END OF YEAR	$5,607.00	$105,458.00	-$45,705.00	$65,360.00

CROWDCHAYNE, INC.
STATEMENT OF CASH FLOWS - UNAUDITED
FOR THE PERIOD OF DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss/Net Profit	-$45,705.00	-$27,907.00
ADJUSTMENTS TO RECONCILE NET LOSS/Net Profit TO NET CASH USED IN OPERATING ACTIVITIES	$0.00	$0.00
CHANGES IN ASSETS AND LIABILITIES	$0.00	$0.00
Total Adjustments	-	-
NET CASH USED IN OPERATING ACTIVITIES	-$45,705.00	-$27,907.00
CASH FLOWS FROM FINANCING ACTIVITIES:	$111,065.00	$111,065.00
Stockholders' contributions		
	-	
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	$111,065.00
	-91,688.96	$87,152.00
NET INCREASE IN CASH AND CASH EQUIVALENTS		
	$336,668.89	$87,152.00
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD		
CASH AND CASH EQUIVALENTS - END OF PERIOD	$89,008.93	$336,668.89

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
    Cash paid during the period for the following amounted to:

Income taxes	-	-
Interest expense	-	-

CROWDCHAYNE, INC.

I Francis Cid, being the CEO of CrowdChayne, Inc., a Delaware Corporation (the "company"), hereby certify as of this date:

(i) the accompanying unaudited financial statements of the company, which comprise the balance sheet as of December 31, 2021, and the related statements of income (deficit), stockholders' equity and cash flows for the year ended December 31, 2022 (collectively the "financial statement") are true and complete in all material respects; and

(ii) while the company has not yet filed tax returns for the year ending December 31, 2022, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

F. Cid

Francis Cid
CEO – Founder

4/28/2023
Date

Exhibit B

FINRA Letter

FINANCIAL INDUSTRY REGULATORY AUTHORITY
LETTER OF ACCEPTANCE, WAIVER, AND CONSENT
NO. 2021071785501

TO: Department of Enforcement
Financial Industry Regulatory Authority (FINRA)

RE: Francis Cid (Respondent)
Former General Securities Representative
CRD No. 2897738

Pursuant to FINRA Rule 9216, Respondent Francis Cid submits this Letter of Acceptance, Waiver, and Consent (AWC) for the purpose of proposing a settlement of the alleged rule violations described below. This AWC is submitted on the condition that, if accepted, FINRA will not bring any future actions against Respondent alleging violations based on the same factual findings described in this AWC.

I.

ACCEPTANCE AND CONSENT

A.   Respondent accepts and consents to the following findings by FINRA without admitting or denying them:

BACKGROUND

Respondent first became registered with FINRA in May 2004 as a General Securities Representative (GS). Since then, Respondent has been associated with numerous different member firms. On February 20, 2020, Respondent registered with FINRA as a GS through CBC Securities, Inc. (CRD No. 46153). On November 24, 2020, CBC Securities filed a Form U5 stating that Respondent voluntarily terminated his association with the firm. On November 25, 2020, Respondent registered with FINRA as a GS through another member firm, and this registration was voluntarily terminated on May 26, 2021.

Respondent is not currently registered or associated with any FINRA member firm. However, he remains subject to FINRA's jurisdiction pursuant to Article V, Section 4 of FINRA's By-Laws. [1]

OVERVIEW

Respondent refused to provide documents and information in response to a FINRA Rule 8210 request. Therefore, Respondent violated FINRA Rules 8210 and 2010.

---

[1]For more information about the respondent, visit BrokerCheck® at www.finra.org/brokercheck.

FACTS AND VIOLATIVE CONDUCT

This matter originated from a regulatory tip to FINRA.

FINRA Rule 8210(a)(1) states, in relevant part, that FINRA may require a person subject to its jurisdiction "to provide information orally, in writing, or electronically … and to testify at a location specified by FINRA staff … with respect to any matter involved in [a FINRA] investigation [or] examination." FINRA Rule 8210(c) further states that "[n]o … person shall fail to provide information or testimony … pursuant to this Rule." A violation of FINRA Rule 8210 is also a violation of FINRA Rule 2010, which requires member firms and associated persons, in the conduct of their business, to "observe high standards of commercial honor and just and equitable principles of trade."

On November 10, 2021, FINRA sent a request to Respondent for the production of information and documents pursuant to FINRA Rule 8210, in connection with an investigation into Respondent's conduct concerning an entity that Respondent controls. The request sought information related to Respondent's potential participation in private securities transactions while associated with CBC Securities, disclosures made to investors concerning the entity Respondent controls, and matters related to its registration status. As stated in his counsel's email to FINRA on December 22, 2021, and by this agreement, Respondent acknowledges that he received FINRA's request and will not produce the information or documents requested. By refusing to produce the information or documents as requested pursuant to FINRA Rule 8210, Respondent violated FINRA Rules 8210 and 2010.

B.   Respondent also consents to the imposition of the following sanctions:

- a bar from associating with any FINRA member in all capacities.

Respondent understands that if he is barred or suspended from associating with any FINRA member, he becomes subject to a statutory disqualification as that term is defined in Article III, Section 4 of FINRA's By-Laws, incorporating Section 3(a)(39) of the Securities Exchange Act of 1934. Accordingly, he may not be associated with any FINRA member in any capacity, including clerical or ministerial functions, during the period of the bar or suspension. *See* FINRA Rules 8310 and 8311.

The sanctions imposed in this AWC shall be effective on a date set by FINRA. A bar or expulsion shall become effective upon approval or acceptance of this AWC.

II.

WAIVER OF PROCEDURAL RIGHTS

Respondent specifically and voluntarily waives the following rights granted under FINRA's Code of Procedure:

A.   To have a complaint issued specifying the allegations against him;

B. To be notified of the complaint and have the opportunity to answer the allegations in writing;

C. To defend against the allegations in a disciplinary hearing before a hearing panel, to have a written record of the hearing made, and to have a written decision issued; and

D. To appeal any such decision to the National Adjudicatory Council (NAC) and then to the U.S. Securities and Exchange Commission and a U.S. Court of Appeals.

Further, Respondent specifically and voluntarily waives any right to claim bias or prejudgment of the Chief Legal Officer, the NAC, or any member of the NAC, in connection with such person's or body's participation in discussions regarding the terms and conditions of this AWC, or other consideration of this AWC, including its acceptance or rejection.

Respondent further specifically and voluntarily waives any right to claim that a person violated the ex parte prohibitions of FINRA Rule 9143 or the separation of functions prohibitions of FINRA Rule 9144, in connection with such person's or body's participation in discussions regarding the terms and conditions of this AWC, or other consideration of this AWC, including its acceptance or rejection.

III.

OTHER MATTERS

Respondent understands that:

A. Submission of this AWC is voluntary and will not resolve this matter unless and until it has been reviewed and accepted by the NAC, a Review Subcommittee of the NAC, or the Office of Disciplinary Affairs (ODA), pursuant to FINRA Rule 9216;

B. If this AWC is not accepted, its submission will not be used as evidence to prove any of the allegations against Respondent; and

C. If accepted:

1. this AWC will become part of Respondent's permanent disciplinary record and may be considered in any future action brought by FINRA or any other regulator against Respondent;

2. this AWC will be made available through FINRA's public disclosure program in accordance with FINRA Rule 8313;

3. FINRA may make a public announcement concerning this agreement and its subject matter in accordance with FINRA Rule 8313; and

4. Respondent may not take any action or make or permit to be made any public statement, including in regulatory filings or otherwise, denying, directly or indirectly, any finding in this AWC or create the impression that the AWC is without factual basis. Respondent may not take any position in any proceeding brought by or on behalf of FINRA, or to which FINRA is a party, that is inconsistent with any part of this AWC. Nothing in this provision affects Respondent's right to take legal or factual positions in litigation or other legal proceedings in which FINRA is not a party. Nothing in this provision affects Respondent's testimonial obligations in any litigation or other legal proceedings.

Respondent certifies that he has read and understands all of the provisions of this AWC and has been given a full opportunity to ask questions about it; Respondent has agreed to the AWC's provisions voluntarily; and no offer, threat, inducement, or promise of any kind, other than the terms set forth in this AWC and the prospect of avoiding the issuance of a complaint, has been made to induce him to submit this AWC.

1/11/2022
Date

Francis Cid
Respondent

Reviewed by:

Robert M. Bursky, Esq.
Counsel for Respondent
68 South Service Road – Suite 100
Melville, NY 11747

4

Accepted by FINRA:

Signed on behalf of the
Director of ODA, by delegated authority



_____
1/28/2022
_____
Date

Samir Ranade
Director
FINRA
Department of Enforcement
200 Liberty Street
New York, NY 10281